PRESS RELEASE
ASPEN ANNOUNCES ADVERSE DEVELOPMENT COVER AGREEMENT WITH ENSTAR

HAMILTON, Bermuda - March 2, 2020 - Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) announced today that it has entered into an adverse development cover reinsurance agreement with a wholly owned subsidiary of Enstar Group Limited (NASDAQ: ESGR).
In the transaction, Enstar’s subsidiary will reinsure losses incurred on or prior to December 31, 2019 on a diversified mix of property, liability and specialty lines across the U.S., U.K and Europe for a premium of $770 million.  Enstar will provide $770 million of cover in excess of a $3.805 billion retention, and an additional $250 million of cover in excess above $4.815 billion.
Completion of the transaction is subject to regulatory approvals and satisfaction of various other closing conditions. The transaction is expected to close in the first half of 2020.

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About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States. For the year ended December 31, 2018, Aspen reported $12.5 billion in total assets, $7.1 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC, an “A” (“Excellent”) by A.M. Best Company Inc. and an “A2” by Moody’s Investors Service, Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 1A, “Risk Factors” in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, each of which is incorporated herein by reference.

For further information:

Media
Peter Krinks
Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544